Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                       March 20, 2009

VIA EDGAR

Mr. Keith O'Connell
Ms. Sheila Stout
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: AllianceBernstein Municipal Income Fund, Inc. - National Portfolio Prospectus/Proxy Statement
              File No. 811-04791
              ------------------------------------------------------------------

Dear Mr. O'Connell and Ms. Stout:

     This letter responds to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Form N-14 filing ("Registration Statement") for AllianceBernstein Municipal Income Fund, Inc. - National Portfolio ("National") regarding National's acquisition of AllianceBernstein Municipal Income Fund, Inc. - National Portfolio II ("National II") and AllianceBernstein Municipal Income Fund II - Florida Portfolio ("Florida" and, together with National and National II, the "Portfolios"), as provided orally to Young Seo of this office on March 10, 2009. The Staff's comments and our responses are discussed below.(1)

Comment 1:     The Series and Class information for National should be provided in the submission information.

Response:      We have revised the submission header in response to this
               comment.

Comment2:      Questions and Answers - Question #7: The "Management Discussion
               of Fund Performance" ("MDFP") section from the Annual Report to Shareholders of National should be included in the N-14 either by
               (1) incorporating the Annual Report by reference and delivering the Annual Report to shareholders with the N-14 or (2) including the MDFP section in the N-14.

----------------
(1) Capitalized terms have the same meaning as in the Prospectus/Proxy Statement unless otherwise defined.

Response:      As we discussed, Form N-14 does not currently require by
               reference to Form N-1A disclosure of MDFP in the prospectus/proxy statement. The requirement was eliminated with changes to Form
               N-1A in 2004. Recent amendments to Form N-1A also did not include this requirement. We question the position that a historical form requirement continues to apply despite subsequent and recent amendments to Form N-1A. While it is true that the Annual Report with the MDFP could be incorporated by reference, it would require delivery of the Annual Report with the Prospectus/Proxy
               Statement and the incurrence of additional costs. In addition, the Prospectus/Proxy Statement includes similar disclosure about National. However, we have revised the disclosure to add MDFP disclosure to the Prospectus/Proxy
               Statement.

Comment 3:     Summary: National is stated to have "generally" outperformed
               National II on a calendar year basis. The comparison of performance on a calendar year basis for the past 10 years, however, shows that National II outperformed National in four of the 10 years and in 2001 National outperformed National II by only 6 bps. The disclosure should be revised to state that National has "in many years" outperformed National II.

Response:      We have revised the disclosure in response to this comment.

Comment 4:     Summary: "Comparison of Investment Objectives and Policies"
               section states that, although the acquisition costs are borne by National II and Florida, the Adviser will ultimately bear the Acquisition costs due to the Adviser's expense limitation undertakings. Assuming that the Adviser's fee waiver will not be extended after October 31, 2009, please confirm that all of the Acquisition costs would be paid prior to October 31, 2009.

Response:      This is to confirm that all of the Acquisition costs will be paid prior to October 31, 2009.

Comment 5:     Summary - Comparison of Investment Objectives and Policies: The
               table shows that each of National II and National may invest 25% or more of its total assets in a single state. Such states should be disclosed.

Response:      This is to confirm that neither National II nor National invests
               25% or more of its total assets in any single state.

Comment 6:     Summary - Comparison of Investment Objectives and Policies: A
               concise comparison, in plain English, of the quality and maturity strategies of each of the Portfolios should be provided.

Response:      We have revised the disclosure in response to this comment.


Comment 7:     Appendix A - Fee Table: The date of the fee table should be indicated for each of National, National II, Florida and the pro forma combined Portfolio information.

Response:      We have revised the disclosure in response to this comment.


Comment 8:     Appendix A - Fee Table: The "After 1 Year" numbers in the expense
               Examples assume that the Adviser's fee waiver for National is in effect for the entire first year. The "After 1 Year" numbers should be pro-rated from the effective date to reflect that the Adviser's fee waiver for National will expire on October 31, 2009.

Response:      We have revised the disclosure in response to this comment.

Comment 9:     Appendix C - Portfolio Performance: The last sentence of the second paragraph states that additional discussion of the manner of calculation of total return is contained in the prospectus of each Portfolio. Because National's prospectus is not incorporated by reference, this discussion should be provided in the N-14.

Response:      We have deleted this sentence because the manner of calculation of total return is disclosed in the presentation of this information.

Comment 10:    Appendix D - Description of Principal Risks of the Portfolios:
               The risks disclosure should be updated to reflect the current state of the economy, such as a disclosure of loss of tax revenues.

Response:      We have revised the disclosure in response to this comment.

Comment 11:    Appendix E - Certain Information Applicable to Class A, Class B,
               Class C and Advisor Class Shares of National: Disclosure regarding the Advisor Class of National need not be provided.


Response:      We have revised the disclosure in response to this comment.

SAI:
----

Comment 12:    SAI - Portfolio of Investments: For each pro forma Portfolio of
               Investments, a note should be included to state that all holdings of National II and Florida comply with the investment strategies and restrictions of National.

Response:      We have revised the disclosure in response to this comment.

Comment 13:    SAI - Statement of Operations: For each pro forma Statement of
               Operations, a note on the non-recurring cost, reflecting the Acquisition cost(s), should be included.

Response:      We have revised the  disclosure to include a footnote in response to this comment.

Comment 14:    SAI - Notes to Financial Statements: The Notes to Financial
               Statements regarding pro forma California Portfolio information should be deleted.

Response:      This information was inadvertently included in the SAI. We have deleted the disclosure in response to this comment.


                                      * * *

     We hereby acknowledge that (i) each Portfolio is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) a Portfolio may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                               Sincerely,



                                               /s/ Young Seo

cc:   Andrew L. Gangolf, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.





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